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October 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Fundrise Growth eREIT III, LLC Amendment No. 1 to Offering Statement on Form 1-A Response dated September 1, 2023 File No. 024-12267

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Fundrise Growth eREIT III, LLC (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 21, 2023 (the “Comment Letter”) with respect to the Company’s Amendment No. 1 to the Offering Statement on Form 1-A filed with the Commission on June 2, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with the responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Amendment No. 1 to Offering Statement on Form 1-A filed on July 18, 2023

Our Investments, page 83

1.	Please tell us how you determined that it was appropriate to account for your 51% non-controlling member interest in SW4 JV LP under the equity method and cite relevant accounting literature.

The Company evaluated its investment as the holder of 51% of the total partnership interest of SW4 JV LP under Accounting Standards Codification (“ASC”) 810-10 – Consolidation.  The Company first evaluated the investment under the variable interest model. Per ASC 810-10, an entity is a variable interest entity if all of the following conditions are met:

(1) the equity investments at risk are insufficient to finance the activities of the entity, and

(2) as a group the equity-at-risk investors lack any one of the following characteristics:

(a) the equity holders have the power, through voting rights or similar rights, to direct the activities that most significantly impact the entity’s economic performance,

(b) the equity holders have the obligation to absorb expected losses of the legal entity; or

(c) the right to receive the entity’s expected residual returns.

The Company determined the investment was not a variable interest entity because (1) the equity investments at risk are sufficient to finance the activities of the entity and (2) as a group, the equity-at-risk investors possess each of the characteristics noted above. This conclusion is based on the following:

(1) The total equity investment at risk is sufficient to finance the activities of SW4 JV LP without additional subordinated financial support. The total equity interest at risk for SW4 JV LP greatly exceeds 10% of the SW4 JV LP’s total assets as discussed in ASC 810-10-25-45, and SW4 JV LP has historically demonstrated that it can finance its activities without additional subordinated financial support.

(2) As a group, the holders of the equity investments at risk have the following characteristics:

(a) The power to direct the activities that most significantly impact SW4 JV LP’s economic performance.

Per Accounting Standards Update 2015-02, for limited partnerships and similar entities, partners lack this power if a simple majority or lower threshold of limited partners with equity at risk lack both the ability to exercise substantive kick-out rights and substantive participating rights. Per the SW4 JV LP Limited Partnership Agreement (the “LPA”), the limited partners, including the Company, do not have substantive kick-out rights over the manager, however, they do have substantive participating rights as all “major actions” of SW4 JV LP must be approved by the limited partners, including but not limited to the decision to borrow money, amend existing financing terms, transfer or dispose of the property, materially amend the renovation plans, approve property budgets, approve business plans or form leases, amend the terms of any property or construction management agreement, transfer existing or issue additional ownership interests in the JV, or incur any expense that materially exceeds the renovation budget or approved property budgets. These “major actions” constitute the activities that most significantly impact the JV’s economic performance, illustrating that the limited partners’ participation is clearly substantive.

(b) The obligation to absorb expected losses. Per the LPA, losses are allocated among the limited partners.

(c) The right to receive expected residual returns. Per the LPA, profits are allocated among the limited partners.

Given, as evidenced above, that the investment is not a variable interest entity, the Company evaluated the investment under the voting interest model. Under the voting interest model, for limited partnerships, the usual condition for a controlling financial interest is ownership by one limited partner, directly or indirectly, of more than 50 percent of the limited partnership’s kick-out rights through voting interests (see paragraph ASC 810-10-15-8A). If noncontrolling shareholders or limited partners have substantive participating rights, then the majority shareholder or limited partner with a majority of kick-out rights through voting interests does not have a controlling financial interest.

Under the LPA, the Company does not have kick-out rights through voting interests. In addition, as discussed above, the limited partners have substantive participating rights. As such the Company does not have a controlling financial interest and, therefore, has concluded that is should not consolidate SW4 JV LP. Given this and the fact that the Company has not elected the fair value method under ASC 825, the Company accounted for its investment in SW4 JV LP using the equity method of accounting.

General

2.	Please note that we have referred your response to prior comment 2 to the Division of Investment Management and may have further comments.

The Staff’s comment is duly noted.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

David Roberts, Esq. Patrick Wilson, Esq.
Goodwin Procter LLP